Exhibit 99.1
ArcelorMittal reports second quarter 2020 and half year 2020 results
Luxembourg, July 30, 2020 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2020.

Highlights:
•	Health and safety: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate[2] of 0.77x in 2Q 2020 and 0.91x in 1H 2020
•
Operating performance in 2Q 2020 reflects the negative impact of the COVID-19 pandemic primarily on the steel business, with reduced demand leading to a 23.7% sequential reduction in steel shipments (1H 2020 shipments 23% lower YoY)

•	Operating loss of $0.3bn in 2Q 2020 includes $0.2bn exceptional items[3] (1H 2020 operating loss of $0.6bn includes $0.8bn impairment and exceptional items3)
•	EBITDA of $0.7bn in 2Q 2020 (1H 2020 EBITDA of $1.7bn)
•	Net loss of $0.6bn in 2Q 2020 (1H 2020 net loss of $1.7bn, with adjusted net loss of $0.9bn excluding impairment and exceptional items3)
•	Free cash outflow was limited to $0.4bn (net cash provided by operating activities of $0.9bn less $1.3bn capex) in 1H 2020 and included a working capital investment of $0.5bn
•	Gross debt of $13.5bn and net debt of $7.8bn as of June 30, 2020 (down $2.3bn vs June 30, 2019) the lowest level achieved since the ArcelorMittal merger
•	Liquidity at the end of 2Q 2020 stood at $11.2bn (consisting of cash and cash equivalents of $5.7bn and $5.5bn of available credit lines5)
Outlook:
•	While the speed and trajectory of the demand recovery post the COVID-19 pandemic remain uncertain, ArcelorMittal’s core markets are showing signs of recovery from exceptionally low levels
•	The Company will continue to align production levels to demand, with the ability and flexibility to restart hot idled capacity as the recovery progresses
•
Against the exceptional operating backdrop, the Company has taken a comprehensive series of actions to reduce all costs to protect profitability and cash flows. While these actions will continue, the Company is now developing its options for structural cost improvements to appropriately position the fixed cost base for the post COVID-19 operating environment, with more details to be announced with full year results

•	The Company continues to expect certain cash needs of the business to be approximately $3.5bn in 2020 and remains focused on its FY 2020 $1bn working capital efficiency target
•	Achievement of its $7bn net debt objective remains a priority, at which point the Company expects its capital allocation focus to shift from deleveraging towards cash returns to shareholders
•
The Company’s $2bn asset portfolio optimization program continues to progress, and with suitable and viable buyers having expressed serious interest in certain assets, the Company remains confident in completing the program by mid-2021

•
The Company’s European climate action report detailed the Smart Carbon and an Innovative DRI-based technology routes to reduce the European business carbon emissions by a targeted 30% by 2030 before reaching net zero in 2050

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Financial highlights (on the basis of IFRS1):
(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	10,976	14,844	19,279	25,820	38,467
Operating (loss) / income	(253)	(353)	(158)	(606)	611
Net loss attributable to equity holders of the parent	(559)	(1,120)	(447)	(1,679)	(33)
Basic loss per common share (US$)	(0.50)	(1.11)	(0.44)	(1.57)	(0.03)

Operating (loss) / income / tonne (US$/t)	(17)	(18)	(7)	(18)	14
EBITDA	707	967	1,555	1,674	3,207
EBITDA/ tonne (US$/t)	48	50	68	49	72
Steel-only EBITDA/ tonne (US$/t)	21	34	43	29	50

Crude steel production (Mt)	14.4	21.1	23.8	35.5	47.8
Steel shipments (Mt)	14.8	19.5	22.8	34.3	44.6
Own iron ore production (Mt)	13.5	14.4	14.6	27.9	28.7
Iron ore shipped at market price (Mt)	9.2	8.6	9.9	17.8	19.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The first six months of the year, and particularly the second quarter, have been one of the most difficult periods in the history of the Company, with demand for steel considerably disrupted by the COVID-19 pandemic. I would like to thank our employees across the globe, who have demonstrated great resilience and strength of character to first look out for one another and then maintain operations to meet customer demand in these most challenging of environments."
“As a group we responded swiftly to protect our people, assets, profitability and cashflow, ensuring the Company is in as strong a position as possible to weather this very challenging period. We implemented a comprehensive range of measures that include reducing production, capex and fixed costs, as well as raising capital to further strengthen the balance sheet which has taken our net debt close to the level at which we will prioritize returns to shareholders."
 “There are now signs of activity picking up, especially in regions where lockdowns have ended, but clearly it is prudent to remain cautious about the outlook. Against this context, we are examining what structural changes might be required to ensure the Company is well configured to prosper in the coming years as demand recovers."
“It has also become clear in recent months that governments around the world will align efforts to stimulate the economic recovery with the transition to a low carbon economy. ArcelorMittal recently published its roadmap to reduce emissions by 30% in Europe by 2030 and we were encouraged to see last week’s proposal by the European Council to introduce a carbon border adjustment. Technologically we know that it should be possible to produce carbon neutral steel, but success is co-dependent on policy, of which the carbon border adjustment is an important component, as is access to EU funds."
“In conclusion, it has been an unexpectedly challenging period for everyone. The remainder of the year will no doubt continue to be challenging but I believe we are well prepared to increase production and capture the improvement in demand when it comes.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organisation guidelines and specific government guidelines have been followed and implemented. We continue to ensure extensive monitoring, introduced very strict sanitation practices, continue to enforce social distancing measures at all operations, and have implemented remote working wherever possible and provided essential personal protective equipment to our people.
Health and safety performance2 (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.77x in the second quarter of 2020 ("2Q 2020") as compared to 1.01x in first quarter of 2020 ("1Q 2020") and 1.26x in second quarter of 2019 ("2Q 2019"). Health and safety performance (inclusive of ArcelorMittal Italia) in the first six months of 2020 (“1H 2020”) was 0.91x as compared to 1.19x in the first six months of 2019 (“1H 2019”).
Excluding the impact of ArcelorMittal Italia, the LTIF was 0.50x for 2Q 2020 as compared to 0.72x for 1Q 2020 and 0.68x for the second quarter of 2019 (“2Q 2019”). Health and safety performance (excluding the impact of ArcelorMittal Italia) improved to 0.63x in 1H 2020 as compared to 0.66x for the first six months of 2019.
The Company’s efforts to improve its health and safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.
Own personnel and contractors - Frequency rate
Lost time injury frequency rate	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Mining	0.54	0.79	0.64	0.69	0.51
NAFTA	0.46	0.56	0.46	0.51	0.50
Brazil	0.15	0.45	0.43	0.32	0.45
Europe	0.96	1.04	1.00	1.01	0.91
ACIS	0.48	0.82	0.58	0.67	0.66
Total Steel	0.50	0.72	0.69	0.63	0.69
Total (Steel and Mining) excluding ArcelorMittal Italia	0.50	0.72	0.68	0.63	0.66
ArcelorMittal Italia	9.14	7.93	13.73	8.41	12.35
Total (Steel and Mining) including ArcelorMittal Italia	0.77	1.01	1.26	0.91	1.19

Key sustainable development highlights for 2Q 2020:

•	The Company’s fully Integrated 2019 Annual Review was published in May 2020

•
‘Climate Action in Europe’ report released in June 2020, laying out the European roadmap for a 30% CO2 reduction target by 2030, and carbon neutrality by 2050. The report clarifies two pioneering carbon-neutral routes for steelmaking - Smart Carbon and Innovative DRI – and outlines the new policy frameworks required for the transition

•
The European Investment Bank (EIB) provided support to accelerate ArcelorMittal’s Smart Carbon route via a €75 million loan for Steelanol and Torero demonstration projects (total capex of €215 million) and set to reduce 350,000 tonnes of CO2 annually in the first phase

•
The Company published its first report on climate lobbying positions of membership associations in June 2020, whilst the Company's "Climate Action Report 1" won the CRRA Award for Best Climate Report in July 2020

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Analysis of results for the six months ended June 30, 2020 versus results for the six months ended June 30, 2019

Total steel shipments for 1H 2020 were 34.3 million metric tonnes (Mt) representing a decrease of 23% (and 19.4% on a scope adjusted basis excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition for 1H 2019), as compared to 44.6Mt in 1H 2019, primarily due to the impact of the COVID-19 pandemic. Shipments were lower in Europe (-31%, down -24.6% excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition for 1H 2019), Brazil (-22.2%), ACIS (-14.3%) and NAFTA (-13.2%).

Sales for 1H 2020 decreased by 32.9% to $25.8 billion as compared with $38.5 billion for 1H 2019, primarily due to lower steel shipments (-23%) and lower average steel selling prices (-14.7%).

Depreciation of $1.5 billion for 1H 2020 was stable as compared with 1H 2019. FY 2020 depreciation is expected to be approximately $3.0 billion (based on current exchange rates).

Impairment charges3 for 1H 2020 were $92 million and relate to the permanent closure of the coke plant in Florange (France), at the end of April 2020. Impairment charges for 1H 2019 were $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion) following a sharp decline in steel prices and high raw material costs.
Exceptional items for 1H 2020 were $678 million due to inventory related charges in NAFTA and Europe. Exceptional items for 1H 2019 were nil.
The operating loss for 1H 2020 of $0.6 billion was primarily driven by the impairment and exceptional items as discussed above, and is lower as compared to operating income of $0.6 billion in 1H 2019, due to the impact on steel segments from negative price-cost effects, and the loss of profit margin on reduced steel shipments (overall fixed costs were reduced in line with lower shipments), and a weaker mining performance driven by lower market priced iron ore shipments, lower iron ore quality premia and lower coal prices.
Income from associates, joint ventures and other investments for 1H 2020 was $127 million as compared to $302 million for 1H 2019. 1H 2020 income from associates, joint ventures and other investments was negatively impacted by COVID-19. Income from associates, joint ventures and other investments for 1H 2019 included positive contribution from the Calvert JV and the annual dividend received from Erdemir of $93 million.
Net interest expense in 1H 2020 was lower at $227 million as compared to $315 million in 1H 2019 following debt repayments and liability management. The Company expects full year 2020 net interest expense to be approximately $0.5 billion.
Foreign exchange and other net financing losses were $415 million for 1H 2020 as compared to losses of $404 million for 1H 2019. Foreign exchange gain for 1H 2020 was $12 million as compared to foreign exchange loss of $14 million in 1H 2019. 1H 2020 includes non-cash mark-to-market losses of $117 million related to the mandatory convertible bonds call option following the market price decrease of the underlying share; such losses amounted to $61 million in 1H 2019. 1H 2020 also includes early bond redemption premium expenses of $66 million.
ArcelorMittal recorded an income tax expense of $524 million (including $262 million non-cash deferred tax expense) for 1H 2020 as compared to $149 million (including $256 million non-cash deferred tax income) for 1H 2019.
ArcelorMittal’s net loss for 1H 2020 was $1,679 million, or $1.57 basic loss per common share, as compared to a net loss in 1H 2019 of $33 million, or $0.03 basic loss per common share.

Analysis of results for 2Q 2020 versus 1Q 2020 and 2Q 2019
Total steel shipments in 2Q 2020 were 23.7% lower at 14.8Mt as compared with 19.5Mt for 1Q 2020 significantly impacted by the effects of COVID-19 pandemic across all regions with lower steel shipments in NAFTA (-31.4%), Europe (-26.7%), Brazil (-12.4%) and ACIS (-8.4%). Total steel shipments in 2Q 2020 were 34.7% lower as compared with 22.8Mt for 2Q 2019 (and -31.8% on a scope adjusted basis excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition in 2Q 2019) significantly impacted by the effects of COVID-19 pandemic across all regions with lower steel shipments in Europe (-42.3%, scope adjusted for the remedy asset sales as discussed above, -37.0%), NAFTA (-30.2%), Brazil (-26.1%) and ACIS (-24.7%).

During the latter part of 1Q 2020, and through 2Q 2020 the global escalation of the COVID-19 pandemic and subsequent measures introduced by governments worldwide to contain it had a clear negative impact on economic activity and industrial supply chains in most parts of the world. Industrial activity declined significantly in all of the Company’s geographic markets. The Company responded swiftly by significantly reducing production (including temporarily idling steelmaking and finishing assets) globally in alignment with reduced demand and compliance with government requirements. During the latter part of 2Q 2020, activity levels improved as lockdown measures eased in many jurisdictions and notably automotive sales and production levels increased.

Sales in 2Q 2020 were $11.0 billion as compared to $14.8 billion for 1Q 2020 and $19.3 billion for 2Q 2019. Sales in 2Q 2020 were 26.1% lower as compared to 1Q 2020 primarily due to lower steel shipments (-23.7%) due to COVID-19 impacts offset in part by higher market-priced iron ore shipments (+6.4%) and higher seaborne iron ore reference prices (+4%). Sales in 2Q 2020 were 43.1% lower as compared to 2Q 2019 primarily due to lower steel shipments (-34.7%) due to COVID-19 impacts, lower average steel selling prices (-16.6%), lower market-priced iron ore shipments (-7.3%) and lower seaborne iron ore reference prices (-7.3%) and lower quality premium.

Depreciation for 2Q 2020 was lower at $739 million as compared to $771 million for 1Q 2020 and $766 million in 2Q 2019.

Impairment charges3 for 2Q 2020 were nil. Impairment charges for 1Q 2020 were $92 million and relate to the permanent closure of the coke plant in Florange (France) at the end of April 2020. Impairment charges for 2Q 2019 were $947 million related to the remedy asset sales for the ArcelorMittal Italia acquisition ($347 million) and impairment of the fixed assets of ArcelorMittal USA ($600 million) following a sharp decline in steel prices and high raw material costs.

Exceptional items3 in 2Q 2020 of $221 million consist of inventory related charges in NAFTA. Exceptional items of $457 million for 1Q 2020 primarily included inventory related charges in NAFTA and Europe. Exceptional items for 2Q 2019 were nil.

Operating loss for 2Q 2020 was $253 million as compared to $353 million in 1Q 2020 and $158 million in 2Q 2019. Operating loss for 2Q 2020 was lower as compared to 1Q 2020, primarily driven by the lower impairment and exceptional items as discussed above, improved mining performance, partially offset by the loss of profit margin on reduced steel shipments (overall fixed costs were reduced in line with lower shipments).

Loss from associates, joint ventures and other investments for 2Q 2020 was $15 million as compared to income of $142 million for 1Q 2020 and income of $94 million in 2Q 2019. Losses in 2Q 2020 were negatively impacted by COVID-19. 1Q 2020 income was positively impacted by results of AMNS India8.

Net interest expense in 2Q 2020 was broadly stable at $112 million as compared to $115 million in 1Q 2020 and lower than $154 million in 2Q 2019.

Foreign exchange and other net financing gains in 2Q 2020 were $36 million as compared to losses of $451 million for 1Q 2020 and losses of $173 million in 2Q 2019. Foreign exchange gain for 2Q 2020 was $123 million as compared to foreign exchange loss of $111 million and a gain of $34 million in 1Q 2020 and 2Q 2019, respectively. 2Q 2020 includes non-cash mark-to-market gain of $1 million related to the mandatory convertible bond call option as compared to losses of $118 million in 1Q 2020 and $55 million in 2Q 2019. 1Q 2020 also included early bond redemption premium expenses of $66 million.

ArcelorMittal recorded an income tax expense of $184 million in 2Q 2020 as compared to $340 million for 1Q 2020 and $14 million for 2Q 2019.
ArcelorMittal recorded a net loss for 2Q 2020 of $559 million (or $0.50 basic loss per common share), as compared to a net loss for 1Q 2020 of $1,120 million (or $1.11 basic loss per common share), and a net loss for 2Q 2019 of $447 million (or $0.44 basic loss per common share).

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Analysis of segment operations
NAFTA

(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	2,768	4,304	5,055	7,072	10,140
Operating loss	(327)	(120)	(539)	(447)	(323)
Depreciation	(136)	(126)	(137)	(262)	(271)
Impairment	—	—	(600)	—	(600)
Exceptional items	(221)	(241)	—	(462)	—
EBITDA	30	247	198	277	548
Crude steel production (kt)	3,698	5,503	5,590	9,201	10,978
Steel shipments (kt)	3,797	5,536	5,438	9,333	10,757
Average steel selling price (US$/t)	670	715	836	697	855

NAFTA segment crude steel production decreased by 32.8% to 3.7Mt in 2Q 2020 as compared to 5.5Mt in 1Q 2020, primarily due to weak demand driven by the COVID-19 pandemic (particularly in US and Canadian operations).
The escalation of the COVID-19 pandemic during the latter part of 1Q 2020 had impacted ArcelorMittal's key end markets in the US and Canada. The Company responded immediately by significantly adapting its capacity which continued during 2Q 2020.
Steel shipments in 2Q 2020 decreased by 31.4% to 3.8Mt as compared to 5.5Mt in 1Q 2020, due to weak demand driven by COVID-19 pandemic particularly in the automotive and energy sectors. As the 2Q 2020 progressed, steel shipments started to recover as lockdown measures eased and automotive production and manufacturing activity restarted.
Sales in 2Q 2020 decreased by 35.7% to $2.8 billion as compared to $4.3 billion in 1Q 2020, primarily due to a 31.4% decrease in steel shipments and a 6.3% decline in average steel selling prices (with flat steel products down by 6.8% whilst long products increased by 2.9%).
Exceptional items for 2Q 2020 and 1Q 2020 of $221 million and $241 million, respectively, consist of inventory charges. Impairment charges for 2Q 2019 were $600 million related to impairment of the fixed assets of ArcelorMittal USA following a downward revision of future cash flow projections reflecting a sharp decline in near term steel prices and higher raw material costs.
Operating loss in 2Q 2020 was $327 million as compared to a loss of $120 million in 1Q 2020 and a loss of $539 million in 2Q 2019. Operating results for 2Q 2020, 1Q 2020 and 2Q 2019 were impacted by impairment and exceptional items noted above.
EBITDA in 2Q 2020 of $30 million was significantly lower as compared to EBITDA of $247 million in 1Q 2020, primarily due to the loss of profit margin on reduced steel shipments, fixed costs headwinds (although significantly cut, fixed costs were not fully reduced in line with lower shipments) and lower automotive sales resulting in a weaker sales mix.
EBITDA in 2Q 2020 of $30 million was lower as compared to $198 million in 2Q 2019 driven primarily by lower steel shipments (-30.2%), and negative price-cost effect related to lower average steel selling prices (-19.9%).

Brazil

(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	1,192	1,592	2,126	2,784	4,282
Operating income	117	150	234	267	473
Depreciation	(51)	(69)	(79)	(120)	(149)
EBITDA	168	219	313	387	622
Crude steel production (kt)	1,692	2,679	2,830	4,371	5,843
Steel shipments (kt)	2,059	2,351	2,785	4,410	5,665
Average steel selling price (US$/t)	550	642	705	599	705

Brazil segment crude steel production decreased by 36.8% to 1.7Mt in 2Q 2020 as compared to 2.7Mt for 1Q 2020 with declines in both flat and long products.
The COVID-19 pandemic and government containment efforts have impacted the Latin America region later than in some other geographies. As a result, the Company idled ArcelorMittal Tubarão's blast furnace No3 from April 21, 2020, together with production curtailments in Argentina and of long product capacity in Brazil, to match demand levels. Subsequently, given the improving export market conditions and favorable cost position, the Company has since restarted activities at the No2 blast furnace at Tubarão, and some long product capacity in Brazil.
Steel shipments in 2Q 2020 decreased by 12.4% to 2.1Mt as compared to 2.4Mt in 1Q 2020, primarily due to COVID-19 pandemic impacts. Overall flat products declined by 15.9% while demand for long products declined by 8.4%.
Sales in 2Q 2020 declined by 25.2% to $1.2 billion as compared to $1.6 billion in 1Q 2020. Sales in 2Q 2020 were impacted by 12.4% lower steel shipments and 14.4% lower average steel selling prices.
Operating income in 2Q 2020 of $117 million was lower as compared to $150 million in 1Q 2020 and $234 million in 2Q 2019.
EBITDA in 2Q 2020 decreased by 23.3% to $168 million as compared to $219 million in 1Q 2020, primarily due to the loss of profit margin on reduced steel shipments (fixed costs were reduced in line with lower shipments), on account of lower demand due to the COVID-19 pandemic, as well as negative translation effects.
EBITDA in 2Q 2020 was 46.4% lower as compared to $313 million in 2Q 2019 primarily due to lower steel shipment volumes (-26.1%).
Europe

(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	5,800	7,654	10,396	13,454	20,890
Operating loss	(229)	(426)	(301)	(655)	(290)
Depreciation	(355)	(347)	(313)	(702)	(622)
Impairment charges	—	(92)	(347)	(92)	(497)
Exceptional items	—	(191)	—	(191)	—
EBITDA	126	204	359	330	829
Crude steel production (kt)	7,074	9,912	12,079	16,986	24,451
Steel shipments (kt)	6,817	9,300	11,811	16,117	23,364
Average steel selling price (US$/t)	633	638	704	636	716

Europe segment crude steel production decreased by 28.6% to 7.1Mt in 2Q 2020 as compared to 9.9Mt in 1Q 2020 driven by weak demand caused by the COVID-19 pandemic. Europe segment crude steel production decreased by 41.4% in 2Q 2020 as compared to 12.1Mt in 2Q 2019 (35.7% lower excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition).

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The COVID-19 pandemic containment measures began impacting European industrial activity in mid-March. The Company announced measures on March 19, 2020 to reduce production and the temporary idling of steel making and finishing assets, including operations in Italy, France, Spain, Germany, Belgium and Poland, which continued during 2Q 2020.
Steel shipments in 2Q 2020 declined by 26.7% to 6.8Mt as compared to 9.3Mt in 1Q 2020 primarily driven by lower flat steel shipments (-33.8%). Steel shipments were 42.3% lower in 2Q 2020 as compared to 11.8Mt in 2Q 2019 (37% lower excluding the impact of remedy assets associated with the ArcelorMittal Italia acquisition). Steel shipments in Europe started to decline in the latter part of March and early 2Q 2020 due to the COVID-19 containment measures implemented in the various countries. However, activity levels are gradually improving, as lockdowns have eased through 2Q 2020, particularly with automotive and manufacturing restarts.
Sales in 2Q 2020 were $5.8 billion, 24.2% lower as compared to $7.7 billion in 1Q 2020, primarily due to 26.7% lower shipment volumes as discussed above and a weaker sales mix (lower flat products shipments, in particular automotive sales).
Impairment charges for 2Q 2020 were nil. Impairment charges for 1Q 2020 were $92 million related to the coke plant in Florange, France, which was closed at the end of April 2020. Impairment charges for 2Q 2019 were $347 million, in connection with the remedy asset sales related to ArcelorMittal Italia.
Exceptional items for 2Q 2020 were nil. Exceptional items for 1Q 2020 of $191 million primarily included inventory related charges. Exceptional items for 2Q 2019 were nil.
Operating loss in 2Q 2020 was $229 million as compared to a loss of $426 million for 1Q 2020 and an operating loss of $301 million in 2Q 2019. Operating results for 1Q 2020 and 2Q 2019 were impacted by impairment charges and exceptional items as discussed above.
EBITDA in 2Q 2020 of $126 million was 38.4% lower as compared to $204 million in 1Q 2020, primarily due to the loss of profit margin on reduced steel shipments (fixed costs were reduced in line with lower shipments) on account of lower demand due to the COVID-19 pandemic, and a negative sales mix impact (lower flat products shipments, in particular to automotive).
EBITDA in 2Q 2020 decreased by 64.9% as compared to $359 million in 2Q 2019 primarily due to 42.3% lower steel shipments (37.0% lower excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition) and lower average steel selling prices offset in part by lower costs.
ACIS

(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	1,184	1,446	1,906	2,630	3,551
Operating (loss) / income	(70)	(60)	114	(130)	178
Depreciation	(75)	(86)	(85)	(161)	(166)
Exceptional items	—	(21)	—	(21)	—
EBITDA	5	47	199	52	344
Crude steel production (kt)	1,956	2,998	3,252	4,954	6,575
Steel shipments (kt)	2,395	2,614	3,182	5,009	5,844
Average steel selling price (US$/t)	408	471	536	441	538

ACIS segment crude steel production in 2Q 2020 decreased by 34.7% to 2.0Mt as compared to 3.0Mt in 1Q 2020 primarily due to weak demand caused by the COVID-19 pandemic effects in all regions, in particular due to the lockdown measures in South Africa.
The direct COVID-19 impact in 2Q 2020 in the CIS region was more limited than in South Africa. During the quarter, ArcelorMittal South Africa took several steps (including significant production cuts across all operations) to support the country's lockdown. However, the economic activity levels remain weak and having reassessed its strategic asset footprint for 2020, the Company has decided to idle blast furnace C at Vanderbijlpark and the Vereeniging electric arc furnace until demand recovers9.

Steel shipments in 2Q 2020 decreased by 8.4% to 2.4Mt as compared to 2.6Mt as at 1Q 2020, mainly due to COVID-19 impact in South Africa (down 54.1%) offset in part by improved shipments in Kazakhstan.
Sales in 2Q 2020 decreased by 18.2% to $1.2 billion as compared to $1.4 billion in 1Q 2020 primarily due to lower steel shipments (-8.4%) and lower average steel selling prices (-13.4%).
Operating loss in 2Q 2020 was $70 million as compared to an operating loss of $60 million in 1Q 2020 and an operating income of $114 million in 2Q 2019.
EBITDA was $5 million in 2Q 2020 as compared to $47 million in 1Q 2020, primarily due to deteriorating results in South Africa during the lockdown period.9
EBITDA in 2Q 2020 was lower as compared to $199 million in 2Q 2019, primarily due to negative price-cost effect and lower shipments (-24.7%) driven by COVID-19 impact.
Mining

(USDm) unless otherwise shown	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Sales	1,064	990	1,423	2,054	2,550
Operating income	282	168	457	450	770
Depreciation	(109)	(129)	(113)	(238)	(220)
EBITDA	391	297	570	688	990

Own iron ore production (Mt)	13.5	14.4	14.6	27.9	28.7
Iron ore shipped externally and internally at market price (a) (Mt)	9.2	8.6	9.9	17.8	19.1
Iron ore shipment - cost plus basis (Mt)	4.8	4.8	5.6	9.6	10.2
Own coal production (Mt)	1.4	1.3	1.5	2.7	2.7
Coal shipped externally and internally at market price (a) (Mt)	0.7	0.8	0.7	1.5	1.4
Coal shipment - cost plus basis (Mt)	0.6	0.6	0.7	1.2	1.4
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 2Q 2020 decreased by 5.9% to 13.5Mt as compared to 14.4Mt in 1Q 2020. The lower production was due in part to idling of Hibbing joint operations in the US early in May 2020 due to lower internal demand. The mine restarted on July 27, 2020.
Own iron ore production in 2Q 2020 decreased by 7.5% as compared to 2Q 2019 primarily due to lower production in ArcelorMittal Mines Canada (AMMC)4 primarily due to COVID-19 impacts following government restrictions imposed at the mine in early April 2020 and idling of Hibbing joint operations as discussed above.
Market-priced iron ore shipments in 2Q 2020 increased by 6.4% to 9.2Mt as compared to 8.6Mt in 1Q 2020, primarily driven by higher shipments in AMMC (recovery following seasonality and unplanned maintenance in the prior quarter) including increased external sales to third parties. Market-priced iron ore shipments in 2Q 2020 were 7.3% lower as compared to 2Q 2019 reflecting lower production levels. The Company expects market-priced iron ore shipments to decline by ~5% in 2020 as compared to 2019.
Own coal production in 2Q 2020 of 1.4Mt increased by 2.1% as compared to 1Q 2020 primarily due to higher production at Temirtau (Kazakhstan) offset by lower production in Princeton (US). Own coal production in 2Q 2020 decreased by 5.9% to 1.4Mt as compared to 1.5Mt in 2Q 2019 primarily due to lower production in Princeton (US) offset in part by higher Temirtau (Kazakhstan) production.

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Market-priced coal shipments in 2Q 2020 declined to 0.7Mt as compared to 0.8Mt in 1Q 2020 primarily due to lower Princeton (US) shipments.
Operating income in 2Q 2020 increased by 67.7% to $282 million as compared to $168 million in 1Q 2020 and decreased by 38.3% as compared to $457 million in 2Q 2019.
EBITDA in 2Q 2020 increased by 31.8% to $391 million as compared to $297 million in 1Q 2020, with positive impact of higher market-priced iron ore shipments (+6.4%) and seaborne market prices (+4%), as well as the benefit of lower freight and other operating costs. EBITDA in 2Q 2020 was 31.3% lower as compared to $570 million in 2Q 2019, primarily due to lower market-priced iron ore shipments (-7.3%), lower coking coal reference prices (-42.3%), lower seaborne iron ore reference prices (-7.3%) and lower quality premia.
Liquidity and Capital Resources
For 2Q 2020 net cash provided by operating activities was $302 million as compared to $594 million in 1Q 2020 and $1,786 million in 2Q 2019. Net cash provided by operating activities in 2Q 2020 includes a working capital investment of $392 million (driven primarily by a decrease in trade payables), as compared to a working capital investment of $109 million in 1Q 2020 and a working capital release of $353 million in 2Q 2019.
Net cash used in investing activities during 2Q 2020 was $364 million as compared to $755 million during 1Q 2020 and $564 million in 2Q 2019. Capex of $401 million in 2Q 2020 compares to $850 million in 1Q 2020 and $869 million in 2Q 2019. As described previously, the Company responded to the COVID-19 impact with actions taken to reduce production and is adapting its costs to the operating environment. All non-essential capex has been suspended, while the Mexico hot strip mill project, the agreed Italian projects and certain projects to reduce CO2 emissions continue. Maintenance capex is expected to match the reduced operating rates and the FY 2020 capex guidance of approximately of $2.4 billion is maintained.
Net cash provided by other investing activities in 2Q 2020 of $37 million. Net cash provided by other investing activities in 1Q 2020 of $95 million includes $127 million from the sale of the 50% stake in Global Chartering Limited (GCL)7 offset in part by the revised quarterly lease payment under the amended ArcelorMittal Italia agreement signed in March 2020. Net cash provided by other investing activities in 2Q 2019 of $305 million primarily included net proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $0.5 billion, offset by $0.1 billion partial reversal of the Indian rupee rolling hedge6 and the quarterly lease payment for the ArcelorMittal Italia acquisition.
Net cash provided by financing activities in 2Q 2020 was $1.5 billion as compared to net cash used in financing activities in 1Q 2020 of $386 million and net cash provided by financing activities in 2Q 2019 of $180 million. Net cash provided by financing activities in 2Q 2020 includes net proceeds from the $2 billion offering of common shares and mandatorily convertible notes ($750 million common shares and $1.25 billion mandatorily convertible notes). Net cash used in financing activities in 1Q 2020 of $386 million included a net outflow primarily related to the make whole redemption of the remaining outstanding amount ($659 million) of the Company's 6.250% Notes due February 25, 2022. In 2Q 2019, net cash provided by financing activities included a net inflow of $0.5 billion for new bank financing.
During 2Q 2020, the Company paid dividends of $7 million including to minority shareholders of Bekaert (Brazil) as compared to $103 million in 1Q 2020 mainly paid to minority shareholders of AMMC. During 2Q 2019, the Company paid dividends of $204 million mainly to ArcelorMittal shareholders.
Outflows from lease payments and other financing activities (net) were $59 million for 2Q 2020 and 1Q 2020 and $84 million in 2Q 2019.
As of June 30, 2020, the Company’s cash and cash equivalents amounted to $5.7 billion as compared to $4.3 billion as of March 31, 2020 and $5.0 billion as of December 31, 2019. Gross debt declined to $13.5 billion as of June 30, 2020, as compared to $13.8 billion as of March 31, 2020 and $14.3 billion as of December 31, 2019. As of June 30, 2020, net debt decreased to $7.8 billion as compared to $9.5 billion as of March 31, 2020 driven by proceeds from the capital raised offset in part by foreign exchange on debt and working capital outflow.

As of June 30, 2020, the Company had liquidity of $11.2 billion, consisting of cash and cash equivalents of $5.7 billion and $5.5 billion of available credit lines5. The $5.5 billion credit facilities contain a financial covenant not to exceed 4.25x Net debt / LTM EBITDA. As of June 30, 2020, the average debt maturity was 5.1 years.
Key recent developments
•
On June 25, 2020, ArcelorMittal Europe announced details of its plans to become carbon neutral by 2050 in its first climate action report. Building on the Company’s work that has demonstrated that the steelmaking process can become carbon neutral, the report published details of the ground-breaking work underway targeting a reduction in emissions of 30% by 2030 and carbon neutrality in 2050. The report highlighted that ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route, in recognition of the need to act now to reduce CO2 emissions, in line with the EU’s Green Deal and the Paris Agreement. The report also calls for a new policy framework, to support the industry in its transition to carbon neutrality, naming five market conditions that are needed for Europe’s steelmakers to compete globally.

•
On June 13, 2020, ArcelorMittal held its Annual General Meeting and Extraordinary General Meeting of shareholders. Due to the COVID-19 outbreak, the meetings were held by virtual-only format as permitted by Luxembourg law and 68% of the voting rights were represented. All resolutions were approved by a strong majority. The results of the votes were posted shortly afterwards on https://corporate.arcelormittal.com under ‘Investors – Equity investors – Shareholders-events – AGM – Annual General Meeting and Extraordinary General Meeting of shareholders, 13 June 2020’ where the full documentation regarding the General Meetings is available. In particular, the shareholders:

◦
approved the re-election of Mr. Lakshmi N. Mittal, Mr. Bruno Lafont, Mr. Michel Wurth and the election of Mr. Aditya Mittal and Mr. Etienne Schneider as directors of ArcelorMittal, for a term of three years each;

◦	decided to increase the authorized share capital of the Company and change the Articles of Association accordingly.
•
On May 18, 2020, ArcelorMittal announced that a 5.11% shareholding notification by BlackRock Inc. was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’. The notification was published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.

•
On May 11, 2020, ArcelorMittal announced an offering of common shares and mandatorily convertible notes in a total amount of USD 2.0 billion and the transactions priced on the same day. The share offering was for an aggregate amount of USD 750 million, representing approximately 80.9 million common shares at an offering price of USD 9.27 (EUR 8.57 at a EUR/USD conversion rate of 1.0816) per share. The mandatorily convertible notes offering involved USD 1.25 billion aggregate principal amount of mandatorily convertible notes. The mandatorily convertible notes have a maturity of 3 years, were issued at 100% of the principal amount and will be mandatorily converted into common shares of the Company upon maturity (unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events), all in accordance with their terms. The mandatorily convertible notes pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes is equal to USD 9.27, corresponding to the offering price of the shares as described above, and the maximum conversion price was set at approximately 117.5% of the minimum conversion price (corresponding to USD 10.89). The share offering closed on May 14, 2020 and the mandatorily convertible notes offering closed on May 18, 2020. The net proceeds from the offerings will be used for general corporate purposes, to deleverage and to enhance liquidity. In particular, they resulted in the cancellation of commitments of an equivalent amount under the credit facility that ArcelorMittal had entered into on May 5, 2020. Subsequently, on July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the facility. The cancellation notice was effective on July 22, 2020. As of such date, the facility was terminated.

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•
On March 4, 2020, ArcelorMittal announced that AM InvestCo and the Ilva Commissioners had signed an amendment (the ‘Amendment Agreement’) to the original lease and purchase agreement for Ilva. The Amendment Agreement outlines the terms for a significant equity investment by Italian state-sponsored entities into AM InvestCo, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian Government. This equity investment, to be captured in an agreement (the ‘Investment Agreement’) to be executed by November 30, 2020, will be at least equal to AM InvestCo’s remaining liabilities against the original purchase price for Ilva. The Amendment Agreement is structured around a new industrial plan for Ilva, which involves investment in lower-carbon steelmaking technologies. The Italian government has recently designated Invitalia to negotiate with AM InvestCo. In the event that the Investment Agreement is not executed by November 30, 2020, AM InvestCo has a withdrawal right, subject to an agreed payment. Final closing of the lease and purchase agreement is now scheduled by May 2022, subject to various conditions precedent.

Outlook and guidance
The easing of lockdown measures has seen activity levels improving; nevertheless, demand remains significantly below normal and the pace and profile of recovery is uncertain. The Company continues to adapt production levels to market demand and maintains the flexibility to quickly restart hot idled capacity, on a region by region basis, as demand improves.
The Company continues to focus on cost reduction initiatives to protect profitability as it navigates the evolving demand backdrop. Moving forward, as economic activity recovers the Company will respond by increasing production, leading to the return of some fixed cost. But this will be in line with higher volumes, and so fixed costs per-tonne are not expected to increase.
At the same time, the experience of the last 4-5 months has, through necessity, forced the business to operate differently. It has shown that it is possible to operate with a leaner cost structure. The Company is now using this experience to identify and develop its options for further structural cost improvements, to appropriately position the fixed cost base for the post-COVID-19 operating environment. More details will be announced with full year 2020 results.
As previously guided, the Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to total $3.5 billion in 2020 and remains focused on achieving its FY 2020 $1 billion working capital efficiency target. Ultimately the extent of the release of working capital in 2020 will be determined by volume and price environment in the final quarter of the year.
The 1H 2020 cash needs total was $1.5 billion ($1.2 billion capex, $0.2 billion interest expense and $0.1 billion cash taxes, pension and other cash costs) which includes certain timing benefits following the deferral of certain tax payments. As a result, the Company expects a catch up of this amount in 2H 2020 and as a result cash needs are expected to increase to $2.0 billion ($1.2 billion capex, $0.3 billion interest expense and $0.5 billion cash taxes, pension and other cash costs).
Despite the challenges caused by COVID-19, the Company’s $2 billion asset portfolio optimization program continues to progress. Given that suitable and viable buyers have expressed serious interest in certain assets, the Company remains confident in completing the program by mid-2021.
The recent capital issuance has reinforced the strength of ArcelorMittal’s balance sheet and accelerated the achievement of its net debt target; a strong balance sheet allows the Company to execute its strategy without limitations and positions it favorably to benefit from the demand recovery as it occurs.
Upon attainment of its $7bn net debt target the Company expects to return a proportion of free cash flow annually with the resumption of the base dividends once the operating environment normalizes.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
ASSETS
Cash and cash equivalents	5,702	4,298	4,995
Trade accounts receivable and other	3,048	3,456	3,569
Inventories	14,269	15,626	17,296
Prepaid expenses and other current assets	2,199	2,551	2,756
Total Current Assets	25,218	25,931	28,616

Goodwill and intangible assets	4,944	4,911	5,432
Property, plant and equipment	33,766	33,522	36,231
Investments in associates and joint ventures	6,321	6,334	6,529
Deferred tax assets	8,674	8,669	8,680
Other assets	2,378	1,961	2,420
Total Assets	81,301	81,328	87,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,134	3,147	2,869
Trade accounts payable and other	10,019	11,968	12,614
Accrued expenses and other current liabilities	6,179	5,645	5,804
Total Current Liabilities	19,332	20,760	21,287

Long-term debt, net of current portion	10,414	10,650	11,471
Deferred tax liabilities	2,039	2,075	2,331
Other long-term liabilities	11,918	11,820	12,336
Total Liabilities	43,703	45,305	47,425

Equity attributable to the equity holders of the parent	35,774	34,249	38,521
Non-controlling interests	1,824	1,774	1,962
Total Equity	37,598	36,023	40,483
Total Liabilities and Shareholders’ Equity	81,301	81,328	87,908

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ArcelorMittal Condensed Consolidated Statement of Operations1
	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Sales	10,976	14,844	19,279	25,820	38,467
Depreciation (B)	(739)	(771)	(766)	(1,510)	(1,499)
Impairment charges (B)	—	(92)	(947)	(92)	(1,097)
Exceptional items[3] (B)	(221)	(457)	—	(678)	—
Operating (loss) / income (A)	(253)	(353)	(158)	(606)	611
Operating margin %	(2.3)%	(2.4)%	(0.8)%	(2.3)%	1.6%

(Loss) / income from associates, joint ventures and other investments	(15)	142	94	127	302
Net interest expense	(112)	(115)	(154)	(227)	(315)
Foreign exchange and other net financing gain / (loss)	36	(451)	(173)	(415)	(404)
(Loss) / income before taxes and non-controlling interests	(344)	(777)	(391)	(1,121)	194
Current tax expense	(100)	(162)	(225)	(262)	(405)
Deferred tax (expense) / benefit	(84)	(178)	211	(262)	256
Income tax expense	(184)	(340)	(14)	(524)	(149)
(Loss) / income including non-controlling interests	(528)	(1,117)	(405)	(1,645)	45
Non-controlling interests loss	(31)	(3)	(42)	(34)	(78)
Net loss attributable to equity holders of the parent	(559)	(1,120)	(447)	(1,679)	(33)

Basic loss per common share ($)	(0.50)	(1.11)	(0.44)	(1.57)	(0.03)
Diluted loss per common share ($)	(0.50)	(1.11)	(0.44)	(1.57)	(0.03)

Weighted average common shares outstanding (in millions)	1,119	1,012	1,014	1,066	1,013
Diluted weighted average common shares outstanding (in millions)	1,119	1,012	1,014	1,066	1,013

OTHER INFORMATION
EBITDA (C = A-B)	707	967	1,555	1,674	3,207
EBITDA Margin %	6.4%	6.5%	8.1%	6.5%	8.3%

Own iron ore production (Mt)	13.5	14.4	14.6	27.9	28.7
Crude steel production (Mt)	14.4	21.1	23.8	35.5	47.8
Steel shipments (Mt)	14.8	19.5	22.8	34.3	44.6

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2020	Mar 31, 2020	Jun 30, 2019	Jun 30, 2020	Jun 30, 2019
Operating activities:
Loss attributable to equity holders of the parent	(559)	(1,120)	(447)	(1,679)	(33)
Adjustments to reconcile net loss to net cash provided by operations:
Non-controlling interests loss	31	3	42	34	78
Depreciation and impairment	739	863	1,713	1,602	2,596
Exceptional items[3]	221	457	—	678	—
Loss / (income) from associates, joint ventures and other investments	15	(142)	(94)	(127)	(302)
Deferred tax expense / (benefit)	84	178	(211)	262	(256)
Change in working capital	(392)	(109)	353	(501)	(200)
Other operating activities (net)	163	464	430	627	874
Net cash provided by operating activities (A)	302	594	1,786	896	2,757
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(401)	(850)	(869)	(1,251)	(1,816)
Other investing activities (net)	37	95	305	132	559
Net cash used in investing activities	(364)	(755)	(564)	(1,119)	(1,257)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(395)	(224)	468	(619)	332
Dividends paid	(7)	(103)	(204)	(110)	(250)
Share buyback	—	—	—	—	(90)
Common share offering	740	—	—	740	—
Proceeds from Mandatorily Convertible Notes	1,237	—	—	1,237	—
Lease payments and other financing activities (net)	(59)	(59)	(84)	(118)	(156)
Net cash provided by / (used in) financing activities	1,516	(386)	180	1,130	(164)
Net increase / (decrease) in cash and cash equivalents	1,454	(547)	1,402	907	1,336
Cash and cash equivalents transferred from assets held for sale	—	—	21	—	10
Effect of exchange rate changes on cash	(13)	(131)	17	(144)	2
Change in cash and cash equivalents	1,441	(678)	1,440	763	1,348

Free cash flow (C=A+B)	(99)	(256)	917	(355)	941

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Appendix 1: Product shipments by region(1)
(000'kt)	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Flat	3,328	4,853	4,732	8,181	9,482
Long	485	846	873	1,331	1,594
NAFTA	3,797	5,536	5,438	9,333	10,757
Flat	1,074	1,277	1,563	2,351	3,262
Long	994	1,085	1,236	2,079	2,430
Brazil	2,059	2,351	2,785	4,410	5,665
Flat	4,649	7,023	8,824	11,672	17,471
Long	2,054	2,170	2,883	4,224	5,704
Europe	6,817	9,300	11,811	16,117	23,364
CIS	2,032	1,827	2,064	3,859	3,681
Africa	361	786	1,113	1,147	2,162
ACIS	2,395	2,614	3,182	5,009	5,844
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1)
(USDm)	2Q 20	1Q 20	2Q 19	1H 20	1H 19
NAFTA	107	205	144	312	326
Brazil	29	67	80	96	164
Europe	168	323	337	491	690
ACIS	46	122	115	168	252
Mining	46	121	125	167	240
Total	401	850	869	1,251	1,816
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Completed projects in most recent quarter
Segment	Site / unit	Project	Capacity / details	Actual completion
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	4Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	2Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	1Q 2020

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Forecasted completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021(a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(b)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2023(c)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(d)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(d)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(e)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion, investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed in 2021.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.

c) In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 2023.

d) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

e) ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia has completed the detailed feasibility study and is working on the final investment submission.

Appendix 3: Debt repayment schedule as of June 30, 2020
(USD billion)	2020	2021	2022	2023	2024	>2024	Total
Bonds	0.6	0.3	0.8	1.4	1.9	3.6	8.6
Commercial paper	1.0	—	—	—	—	—	1.0
Other loans	0.7	1.0	0.5	0.9	0.2	0.6	3.9
Total gross debt	2.3	1.3	1.3	2.3	2.1	4.2	13.5

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Appendix 4: Reconciliation of gross debt to net debt
(USD million)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
Gross debt	13,548	13,797	14,340
Less: Cash and cash equivalents	(5,702)	(4,298)	(4,995)
Net debt	7,846	9,499	9,345

Net debt / LTM EBITDA	2.1	2.1	1.8

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net (loss) / income: refers to reported net (loss)/income less impairment and exceptional items.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment charges and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing gain/ (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex.
Gross debt: long-term debt and short-term debt.
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
MT: refers to million metric tonnes
Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt and short-term debt less cash and cash equivalents.
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

Appendix 6: Adjusted net (loss) / income
(USDm)	2Q 20	1Q 20	2Q 19	1H 20	1H 19
Net loss	(559)	(1,120)	(447)	(1,679)	(33)
Impairment	—	(92)	(947)	(92)	(1,097)
Exceptional items	(221)	(457)	—	(678)	—
Adjusted net (loss) / income	(338)	(571)	500	(909)	1,064

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents Adjusted net (loss) / income as it believes it is a useful measure for the underlying business performance excluding impairment and exceptional items. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.	Excluding the impact of ArcelorMittal Italia, the LTIF was 0.5x for 2Q 2020 as compared to 0.72x for 1Q 2020 and 0.68x for 2Q 2019.
3.
Impairment charges for 1Q 2020 were $92 million and relate to the permanent coke plant closure in Florange, France, at the end of April 2020. Exceptional items for 2Q 2020 of $221 million consist of inventory charges in NAFTA. Exceptional items of $457 million for 1Q 2020 primarily include inventory related charges in NAFTA and Europe due to a weaker steel pricing outlook driven by COVID-19 impacts. The Company considered the impact of the COVID-19 outbreak as an impairment indicator at the end of June 30, 2020 for certain steel operations where the recoverable amounts were not significantly higher than their carrying amounts in the last value-in-use impairment test of 2019. Accordingly, it updated future cash flow projections to reflect latest forecasts available for 3Q 2020 and 4Q 2020 and, as a result, concluded that no impairment charge was required as of June 30, 2020.

4.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
5.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023 as of June 30, 2020. The facility may be further extended for an additional year in December 2020. As of June 30, 2020, the $5.5 billion revolving credit facility was fully available. On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). Subsequently, the Company's share offering, which closed on May 14, 2020, and the mandatorily convertible notes offering, which closed on May 18, 2020, resulted in the cancellation of commitments of an equivalent amount under the credit facility that ArcelorMittal had entered into on May 5, 2020. Subsequently, on July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the facility. The cancellation notice was effective on July 22, 2020. As of such date, the facility was terminated.

6.
Relates to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad. The hedge was unwound on the closing of the acquisition in 4Q 2019. On October 17, 2018, the Company announced that it had approved a payment of 7,469 crore rupees (c.$1 billion, subsequently paid) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for Essar Steel India Limited (“ESIL”) on April 2, 2018 would be eligible and considered by ESIL’s Committee of Creditors.

Page | 19

7.
On December 23, 2019, ArcelorMittal, announced it had signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and formed a 50:50 shipping joint venture with DryLog. The transaction closed on December 31, 2019. The stake sale and JV formation impacted ArcelorMittal’s net debt by $527 million, with $400 million on completion in 4Q 2019 and $127 million received in 1Q 2020, which relates to a repayment of a loan from Global Chartering. The transaction is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021.

8.
AMNS India key performance indicators for 2Q 2020 are as follows: 2Q 2020 crude steel production of 1.2Mt (vs 1.7Mt in 1Q 2020) and EBITDA of $107 million (vs. $140 million in 1Q 2020). June 2020 annualized crude steel production of 7.0Mt. AMNS India’s operations were impacted by the COVID-19 pandemic during 2Q 2020 with lockdown measures (in particular impacting April 2020). As lock down measures lift the assets are currently running at higher utilization levels then the low levels during the peak impacts during 2Q 2020. Maintenance capital expenditures, interest expenses and cash tax expense for 2020 are less than $250 million per annum. ESIL has acquired the Odisha Slurry Pipeline Infrastructure for net $245 million (Rs 1,860-crore); this secures an important infrastructure asset for raw material supply to Hazira steel plant.

9.
On July 16, 2020, ArcelorMittal South Africa ("AMSA") provided a trading update to the market indicating that following an already challenging 2019, 1H 2020 proved to be an incredibly difficult and extraordinary period driven by the COVID-19 pandemic. AMSA remains focused on ensuring a sustainable future and having reassessed its strategic asset footprint for 2020, it has been decided to idle Blast Furnace No C at Vanderbijlpark, and the Vereeniging Electric Arc Furnace until demand recovers. AMSA anticipates that it will take some time for steel demand to return to historical levels, and taking cognizance of the asset footprint review, a large- scale labor re-organisation in terms of Section 189(3) of the Labor Relations Act 66 of 1995, was announced on June 18, 2020.

Second quarter and half year 2020 earnings analyst conference call
ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to present and comment on the three-month and six-month periods ended June 30, 2020 on: Thursday July 30, 2020 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#

Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link
https://interface.eviscomedia.com/player/1123/.

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.